United States securities and exchange commission logo





                              September 23, 2021

       Achilles M. Perry
       Vice President and General Counsel     Capital Markets
       Canadian Imperial Bank of Commerce
       425 Lexington Avenue     3rd Floor
       New York, New York, 10017

                                                        Re: Canadian Imperial
Bank of Commerce
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form F-3
                                                            Filed September 17,
2021
                                                            File No. 333-259240

       Dear Mr. Perry:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 8, 2021 letter.

       Amendment No. 1 to Form F-3

       Material Income Tax Consequences, page 24

   1. We note your disclosure that this summary is of a general nature only and is not intended to be, nor should it be
construed to be, legal or tax advice to any particular holder.
                                                        Investors are entitled
to rely on the opinion as expressed. Please remove this limitation on reliance. Refer to
Section III.D.1 of Staff Legal Bulletin No. 19.
 Achilles M. Perry
FirstName LastNameAchilles  M. Perry
Canadian Imperial Bank of Commerce
Comapany 23,
September NameCanadian
              2021        Imperial Bank of Commerce
September
Page 2    23, 2021 Page 2
FirstName LastName
Part II. Exhibits.
Exhibit 5.2, page II-2

2. We note counsel's statement that the "opinions expressed herein are provided solely for the benefit of the addressee in connection with the filing of the Registration Statement with the United States Securities and Exchange Commission and are not to be transmitted to any other person, nor are they to be relied upon by another person or for any other purpose or referred to in any public document or filed with any government agency or other person without our prior express consent." Please have counsel revise to remove any implication that investors are not entitled to rely on the opinion. Please refer to Section
         II.B.3.d of Staff Legal Bulletin No. 19 for guidance.
3. Please tell us, in each instance, why you believe carve-outs (a) through (f) on page 3 are necessary and appropriate, or delete them.
       Please contact Jessica Livingston at 202-551-3448 or Erin Purnell at 202-551-3454 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance